Exhibit 26(h)(13)(e): Shareholder Information Agreement (Rule 22C-2Agreement), dated April 16, 2007, and to be effective on October 16, 2007, by and between M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company.

SHAREHOLDER INFORMATION AGREEMENT

     THIS SHAREHOLDER INFORMATION AGREEMENT (this “Agreement”) dated April 16, 2007, is effective on October 16, 2007, and is entered into by and between M FUND, INC., a corporation organized and existing under the laws of the State of Maryland (the “Fund”), M FINANCIAL ADVISERS, INC., a corporation organized and existing under the laws of the State of Colorado (the “Adviser”), and SECURITY LIFE OF DENVER INSURANCE COMPANY, a life insurance company organized and existing under the laws of the State of Colorado (the “Company”).

     WHEREAS, the Company is a “financial intermediary” with respect to the Fund, as such term is defined in Rule 22c-2 under the Investment Company Act of 1940 (“Rule 22c-2”);

     WHEREAS, pursuant to Rule 22c-2, the Fund is required to enter into a written agreement with the Company under which the Company agrees to (i) provide, at the Fund’s request, certain identity and transaction information with respect to Shareholders (as defined below), and (ii) execute instructions from the Fund to restrict or prohibit future purchases or exchanges by such Shareholders; and

     WHEREAS, Adviser and Company wish to enter into this Agreement in accordance with Rule 22c-2 under the Investment Company Act of 1940 (the “1940 Act”).

     NOW THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.	Definitions.

The term “Intermediary” means the Company, on behalf of its separate accounts investing in the Fund.

The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the 1940 Act that are held by the Intermediary and available through the variable annuity, variable life insurance and variable retirement plan products that the Intermediary offers (the “Variable Products”).

The term ”Shareholder” means the holder of interests in a Variable Product.

The term “Shareholder-Initiated Transfer means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Variable Product to a portfolio of the Fund, but does not include transactions that are executed: (i)

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automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Variable Product to a portfolio of the Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Variable Product death benefit; (iii) one-time step-up in contract value pursuant to a Variable Product death benefit; (iv) allocation of assets to a portfolio of the Fund through a Variable Product as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Variable Product; or (v) pre-arranged transfers at the conclusion of a required free look period.

The term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Variable Product out of a portfolio of the Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Variable Product out of a portfolio of the Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Variable Product; (iii) within a Variable Product out of a portfolio of the Fund as a result of scheduled withdrawals or surrenders from a Variable Product; or (iv) as a result of payment of a death benefit from a Variable Product.

The term “written” includes electronic writings and facsimile transmissions.

2. Agreement to Provide Information. Intermediary agrees to provide the Fund or its designee, upon written request from the Fund or the Adviser, the following Shareholder information related to the Fund:

a.	The taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”) or other government issued identifier (“GI”) and the Variable Product number or participant account number associated with the Shareholder, if known, of any or all Shareholder(s) of the account, the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request;

b.	The amount and dates of, and the Variable Product(s) associated with, such Shareholder purchases, redemptions, transfers and exchanges; and

c.	Any other data mutually agreed upon in writing.

Unless otherwise specifically requested by the Fund, the Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

3. Period Covered by Request. Requests to provide Shareholder information shall set forth the specific period for which transaction information is sought. However, unless

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otherwise agreed to by the Intermediaries, any such request will not cover a period of more than 90 consecutive calendar days from the date of the request. The Fund or the Adviser may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund or the Intermediary for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

4. Timing of Requests. Requests for Shareholder information shall be made no more frequently than quarterly except as the Fund or the Adviser deem necessary to investigate compliance with policies established by the Fund or Intermediary for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

5.	Form and Timing of Response. a. Intermediary agrees to provide the requested Shareholder information promptly upon receipt of the request, but in no event later than 15 business days after receipt of such request. If requested by the Fund, the Adviser or their designees, Intermediary agrees to use its best efforts to determine promptly whether any specific person about whom the Fund has received the identification and transaction information specified in paragraph 2 hereof is itself a financial intermediary (“indirect intermediary”) and, upon further request of the Fund, the Adviser or their designees, promptly either (i) provide or arrange to have provided) the information set forth in paragraph 2 hereof for those Shareholders who hold an account with the indirect intermediary or (ii) if directed by the Fund, the Adviser or their designees, restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities issued by the Fund. Intermediary will inform the Fund whether it plans to perform the actions set forth in subsection (i) or (ii).

b.	Responses required by this Section 5 must be communicated in writing and in a format mutually agreed upon by the Fund, the Adviser or their designee and the Intermediary.

c.	To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format.

6.	Limitations on Use of Information; Indemnification.

	a.	The Fund agrees neither to use the information received from the Intermediary for any purpose other than to comply with SEC Rule 22c-2 and other applicable laws, rules and regulations, nor to share the information with anyone other than its employees who reasonably need access to it. Neither the Fund nor any of its affiliates or subsidiaries may use any information provided pursuant to this

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Agreement for marketing or solicitation purposes. The Fund will take such steps as are reasonably necessary to ensure compliance with this obligation.

b. The Fund shall indemnify and hold the Intermediary (and any of its directors, officers, employees, or agents) harmless from any damages, loss, cost, or liability (including reasonable legal fees and the cost of enforcing this indemnity) arising out in connection with a third party claim or action brought against the Intermediary as a result of any unauthorized use of or disclosure by the Fund of the information received from the Intermediary pursuant to this Agreement.

c.	In the event that the Fund is required by legal process, law, or regulation to disclose any information received from the Intermediary pursuant to this Agreement, other than to comply with Rule 22c-2, the Fund shall provide Intermediary with prompt written notice of such requirement as far in advance of the proposed disclosure as possible so that the Intermediary (at their expense) may either seek a protective order or other appropriate remedy, which is necessary to protect their interests or waive compliance with this provision to the extent necessary.

7.	Agreement to Restrict Trading; Expenses. a. Intermediary agrees to execute written instructions from the Fund or its designee to restrict or prohibit further purchases or exchanges involving Shares by a Shareholder who has been identified by the Fund as having engaged in transactions in Shares of a Fund (through an account directly or indirectly maintained by the Intermediary) that violate the policies and procedures established by the Fund or the Intermediary for the purposes of eliminating or reducing frequent trading of Shares or any dilution of the value of the then outstanding Shares. Unless otherwise directed by the Fund, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases and Shareholder-Initiated Redemptions that are effected directly or indirectly through the Intermediary.

b.

(i) For those Shareholders whose information is on the Intermediary’s books and records, the Intermediary agrees to execute or have executed the written instructions from the Fund or its designee to restrict or prohibit trading as soon as reasonably practicable, but no later than 10 business days after receipt of the instructions by the Intermediary. The Intermediary will provide written confirmation to the Fund as soon as reasonably practicable, but not later than 10 business days, after the instructions have been executed.

(ii)	For those Shareholders whose information is not on the Intermediaries’ books and records the Intermediaries agree to execute or have executed the written instructions from the Fund or its designee to restrict or prohibit

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trading as soon as reasonably practicable, but no later than 10 business days after receipt of the instructions by the Intermediary. The Intermediary will provide written confirmation to the Fund as soon as reasonably practicable that such instructions have or have not been executed. If an indirect intermediary is unable or unwilling to restrict or prohibit trading by a Shareholder, upon the Funds’ written request, the Intermediary will restrict or prohibit transactions in Fund Shares by the indirect intermediary.

c.	Instructions to restrict or prohibit further transactions involving Fund Shares must include:

	(i)	A statement from the Fund that the shareholder’s trading activity has either violated the Fund’s or the Intermediary’s frequent trading policy or, in the Fund’s sole discretion, such trading activity has been deemed disruptive;

	(ii)	The specific restriction(s) and/or prohibition(s) to be executed, including the length of time such restriction(s) and/or prohibition(s) shall remain in place;

	(iii)	The TIN or any other government issued identifier, if known by the Fund, that would help the Intermediaries determine the identity of affected Shareholder(s); and

	(iv)	Whether such restriction(s) and/or prohibition(s) are to be executed in relation to all of the affected Shareholder’s Variable Products, only the type of Variable Product(s) through which the affected Shareholder engaged in transaction activity which triggered the restriction(s) and/or prohibition(s) or in some other respect. In absence of direction from the Fund or its designee in this regard, restriction(s) and/or prohibition(s) shall be executed as they relate to the Intermediary’s Variable Product(s) through which the affected Shareholder engaged in the transaction activity which triggered the restriction(s) and/or prohibition(s).

d.	The Fund agrees to reimburse the Intermediaries for reasonable costs they incur that are associated with complying with transaction information older than 366 days or restrictions on transactions other than Share-holder-Initiated Transfer Purchases and Shareholder-Initiated Transfer Redemptions.

8. Prior Agreements. The parties acknowledge that prior to the effective date of this Agreement efforts to monitor and deter excessive trading activity within the Variable Products were governed by whatever practices the Fund and the Intermediary agreed to follow in the absence of any formal agreement. The parties are parties to a Participation Agreement dated December 1, 2000, as subsequently amended (the “Participation Agreement”) concerning the purchase and redemption of shares of the Fund through the Variable Products. The terms of this Agreement supplement the Participation

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Agreements and to the extent the terms of this Agreement conflict with the terms of the Participation Agreement and/or the prior practice of the Fund and the Intermediary related to monitoring and deterring excessive trading activity, the terms of this Agreement will control.

9. Notices.

Except as otherwise provided, all notices, instructions and confirmations described in Section 7, and other communications hereunder shall be in writing and shall be sufficient if delivered by hand or if sent by confirmed facsimile or e-mail, or by mail, postage prepaid, addressed:

a. If to Intermediary, to:

ING U.S. Financial Services Attention: Jacqueline Salamon Address: 151 Farmington Avenue Hartford, CT 06156-8975 Phone: 860-723-2242 Fax: 860-723-2214 Email: Jacqueline.Salamon@us.ing.com

b. If to the Fund, to:

M Fund, Inc.

Attention: Shannon Hartwell, Chief Compliance Officer

Address:	1125 NW Couch Street, Suite 900
Portland, OR 97209
Phone:	503.232.6960
Fax:	503.238.1621
Email:	shannon.hartwell@mfin.com

The parties may by like notice, designate any future or different address to which subsequent notices shall be sent. Any notice shall be deemed given when received.

10.	Miscellaneous

	a.	Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which together shall constitute one and the same instrument.

Delivery of an executed signature page to this Agreement by facsimile transmission or in portable document format (pdf) shall be as effective as delivery of a manually signed counterpart hereof.

	b.	Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Maryland, without giving effect to the principles of conflicts of laws.

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[SIGNATURE PAGES FOLLOW]

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     IN WITNESS WHEREOF, the parties have caused this Shareholder Information Agreement to be duly executed and delivered by their duly authorized officers, as of the day and year first above written.

M FUND, INC.

By:
_________________________________
Gerald Graves, President

M FINANCIAL ADVISERS, INC.

By:
_________________________________
Gerald Graves, President

SECURITY LIFE OF DENVER INSURANCE COMPANY

By:
_________________________________
Name:
Title:

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